UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Amendment No. 2)*

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Union Investment Holdings Limited
Jianghuai Lin

21stFloor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Telephone: (+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Union Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(e) or 2(f)		[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0

	8.	SHARED VOTING POWER	15,164,893 (1)

	9.	SOLE DISPOSITIVE POWER	0

	10.	SHARED DISPOSITIVE POWER	15,164,893 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,164,893 ordinary shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.69%(2)

14.	TYPE OF REPORTING PERSON
CO

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of China Information Technology, Inc. (the “Company”) held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jianghuai Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(e) or 2(f)			[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	700,754

		8.	SHARED VOTING POWER	15,164,893(1)

		9.	SOLE DISPOSITIVE POWER	700,754

		10.	SHARED DISPOSITIVE POWER	15,164,893(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,865,647 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.44%(2)

14.	TYPE OF REPORTING PERSON
IN

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of the Company held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of China Information Technology, Inc., a British Virgin Islands company (the "Company").

This Amendment No. 2 is being voluntarily filed by Union Investment Holdings Limited (“Union Investment”), a British Virgin Islands company, and Jianghuai Lin (each, a “Reporting Person” and collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on December 22, 2016 (as amended on January 17, 2017, the "Schedule 13D"). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by the following:

Since the filing of the Amendment No. 1 to Schedule 13D on January 17, 2017, pursuant to the Purchase Plan, Mr. Jianghuai Lin had acquired an additional 322,447 Ordinary Shares for an aggregate purchase price of $265,104 as of the close of business on February 22, 2017. Such purchases were funded from Mr. Lin’s personal funds.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the following:

(a) – (b) As of the date of this statement, Union Investment beneficially owns 15,164,893 Ordinary Shares, representing approximately 37.69% of the outstanding Ordinary Shares of the Company (based on 40,231,159 Ordinary Shares outstanding as of the date hereof). Union Investment is wholly owned by Mr. Lin and Mr. Lin is the sole director of Union Investment. As a result, Mr. Lin may be deemed to be a beneficial owner of the Ordinary Shares held by Union Investment. In addition, as of the date hereof, Mr. Lin individually owns 700,754 Ordinary Shares, which represent 1.74% of the outstanding Ordinary Shares of the Company, as to which he has sole voting and dispositive powers.

(c) Since the filing of the Amendment No. 1 to Schedule 13D on January 17, 2017, pursuant to the Purchase Plan, Mr. Lin acquired an aggregate of 322,447 Ordinary Shares for an aggregate purchase price of $265,104. A list of the transactions in the Company’s Ordinary Shares that were effected by Mr. Lin during such period of time is attached hereto as Exhibit 99.3.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and between the Reporting Persons, dated as of December 22, 2016 (incorporated by reference to Exhibit 99.1 to Schedule 13D filed December 22, 2016)

99.2	Rule 10b5-1/Rule 10b-18 Purchase Plan by and between Jianghuai Lin and Brean Capital, LLC, dated as of November 4, 2016 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed December 22, 2016)

99.3	List of the Transactions from January 17, 2017 to February 22, 2017

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2017

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin
Director

/s/ Jianghuai Lin
Jianghuai Lin